Exhibit 10.1

May 23, 2011

Mr. Neil R. Austrian

Office Depot, Inc.

6600 Military Trail

Mail Code: C532

Boca Raton FL 33496

Dear Neil:

This letter, when signed by each of us shall constitute the agreement (“Agreement”) between Office Depot, Inc. (the “Company”) and yourself (“Executive”) with regard to your serving as the Chairman and Chief Executive Officer of the Company during the period from May 23, 2011 (the “Commencement Date”) until the date of your termination of employment with the Company hereunder. This period is referred to herein as the “Engagement.” This Agreement shall supersede and replace your prior letter agreement with the Company dated November 2, 2010 (the “Prior Agreement”), pursuant to which you previously served as the Company’s interim Chairman and Chief Executive Officer.

Engagement: Executive has agreed to serve, at the unanimous request of the Board of Directors of the Company (the “Board”), as the Chairman and Chief Executive Officer (“CEO”) of the Company during the Engagement. During the Engagement, Executive shall devote substantially his full working time, and his best efforts to performing the duties of Chairman and CEO of the Company.

During the Engagement, Executive shall have the normal duties, responsibilities and authority attendant to the position of Chairman and CEO of the Company, subject to the power of the Board to expand or limit such duties, responsibilities and authority from time to time.

Executive shall be allowed to serve as a director of any company or entity of which he is currently a director, including any non-profit organization (including trade, civic, educational or charitable organizations). With the prior written approval of the Board, Executive also shall be allowed to serve as a director of any corporation which is not competing with the Company or any of its subsidiaries in the office product and office supply industry, so long as such duties do not materially interfere with the performance of Executive’s duties or responsibilities hereunder.

Executive shall perform Executive’s duties and responsibilities under this Agreement to the best of Executive’s abilities in a diligent, trustworthy, businesslike and efficient manner.

Either party may terminate the Engagement at any time for any reason upon not less than sixty (60) days’ notice to the other; provided that the Engagement shall immediately terminate (without further notice) upon Executive’s death or upon termination of the Engagement by the Company for “good cause” (as defined below). Additionally, the Company may terminate Executive’s employment on less than sixty days’ notice if Executive becomes eligible to commence benefits under the Company’s long-term disability program. Upon any termination of the Engagement, the Company shall be obligated to pay Executive only his accrued base salary through the date of the termination of his Engagement hereunder together with Executive’s then vested benefits pursuant to the Company’s employee benefit plans (including, without limitation, any bonus earned in respect of a previously completed calendar quarter or other vested benefits that Executive is entitled to receive pursuant to this Agreement).

Good cause shall be established only by a vote of 75% or more of the members of the Board (other than Executive) and shall specify the nature of such “good cause”, include a determination that Executive has engaged in the conduct constituting good cause and shall direct that Executive’s employment shall be terminated for good cause. As used herein, the term “good cause” shall mean: Executive’s conviction of a felony or willful malfeasance or gross negligence in discharging Executive’s duties under this Agreement, resulting in material harm to the Company.

Base Salary: During the Engagement, the Company shall pay to Executive a base salary at the annualized rate of $1,100,000, payable in accordance with the Company’s general payroll practices and subject to customary withholding for income taxes, FICA and similar items. For the avoidance of doubt, Executive shall remain entitled to receive accrued compensation through the date prior to the Commencement Date pursuant to the terms of the Prior Agreement.

Annual Incentive Compensation: Commencing with calendar year 2012 and with respect to each calendar year which occurs during the Engagement, Executive shall be eligible to earn an annual target bonus (the “Target Bonus”) equal to 140% of Executive’s base salary rate, subject to achievement of performance targets set by the Board or the Compensation Committee of the Board. With respect to the period from the Commencement Date through December 31, 2011, Executive shall be eligible to earn a pro-rata portion of the Target Bonus based on the remaining portion of the 2011 calendar year, subject to achievement of performance targets set by the Board or the Compensation Committee of the Board. Executive’s Target Bonus opportunities shall be comprised of separate quarterly performance targets and the bonus amounts, to the extent earned, shall be paid to Executive, subject to Executive’s continued employment with the Company through the last day of the applicable calendar quarter, within 2 1/2 months following the calendar quarter during which such portion of the bonus is earned. The Board or the Compensation Committee of the Board shall determine the bonus performance targets for purposes of this paragraph in good faith consultation with Executive (with the intention that such performance targets shall generally be set before 25% of the corresponding performance period has elapsed). Unless otherwise determined by the Board or the Compensation Committee of the Board, Executive’s Target Bonus opportunity under this Agreement shall be in lieu of Executive’s right to participate in any other annual bonus plan applicable to other Company employees, except Executive’s Target Bonus opportunity under this Agreement may be granted pursuant to the terms of the Company’s 2008 Bonus Plan for Executive Management Employees (or any successor plan thereto).

Amendment to November 2, 2010 Option Agreement: Section 2(a) of Executive’s November 2, 2010 stock option award agreement with the Company (the “Option Agreement”) is hereby amended to provide that (i) the “Scheduled Vesting Date” with respect to the two-thirds portion of the “Option Shares” that remain unvested as of the date hereof shall be April 30, 2013 and (ii) Executive’s becoming the Company’s Chairman and CEO pursuant to this Agreement shall not be deemed to constitute a “Successor CEO Event”. The terms “Scheduled Vesting Date”, “Option Shares” and “Successor CEO Event” as used in this paragraph shall have the meanings assigned to such terms under the Option Agreement.

Restricted Stock Grants: Effective as of the Commencement Date, in lieu of a sign on cash bonus and to incentivize future performance, Executive shall be granted (i) a time-vesting restricted stock award covering 600,000 shares of the Company’s common stock pursuant to an award agreement substantially in the form attached hereto as Exhibit A and (ii) a performance-vesting restricted stock award covering 600,000 shares of the Company’s common stock pursuant to an award agreement substantially in the form attached hereto as Exhibit B.

Change in Control Agreement; Restrictive Covenant Agreement: Effective as of the Commencement Date, Executive shall enter into the Company’s standard form of Change in Control Agreement for senior executives, a copy of which is attached hereto as Exhibit C, and the Company’s standard form of Non-Competition, Confidentiality and Non-Solicitation Agreement for Associates, a copy of which is attached hereto as Exhibit D.

Benefits; Health & Welfare Plans: During the Engagement, except as otherwise set forth herein, Executive shall participate in all benefit plans of the Company on the same basis as generally made available to other senior executives of the Company from time to time (except that Executive shall not be entitled to receive a car allowance) and Executive shall be entitled to 4 weeks of paid vacation per year in accordance with the Company’s standard vacation policies. The Employee Benefit Plans Participation Waiver that Executive previously signed waiving his right to participate in the Company’s benefit plans shall be deemed void as of the Commencement Date.

Business Expenses: The Company shall reimburse Executive for all reasonable expenses incurred by Executive in the course of performing Executive’s duties under this Agreement that are consistent with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses. Reimbursement shall be subject to the Company’s customary requirements imposed upon executive level employees, with respect to reporting and documentation of such expenses.

Confidential Information: Executive acknowledges that the information, observations and data obtained by Executive while employed by the Company concerning the business or affairs of the Company or any subsidiary or affiliate of the Company (“Confidential Information”) is the property of the Company. Therefore, Executive agrees that Executive shall not disclose to any unauthorized person or use for Executive’s own purposes any Confidential Information without the prior written consent of the Board, unless and to the extent that the aforementioned matters become generally known to and available for use by the public other than as a result of Executive’s acts or omissions. Executive shall deliver to the Company at the termination of the Engagement, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes, printouts and software and other documents and data (and copies thereof) in any form or medium relating to the Confidential Information, or the business of the Company or any subsidiary or affiliate of the Company that Executive may then possess or have under Executive’s control.

Continued Suspension of Committee Memberships: During the Engagement, Executive shall continue to serve as a member of the Board, subject to the requirement that he stand for re-election at each Annual Meeting of Shareholders of the Company. During the Engagement, Executive’s membership on all standing committees of the Board committees and any committees requiring director independence shall remain suspended. However, in his capacity as Chairman and CEO, he shall be allowed to attend any and all meetings of Board committees ex officio. During the Engagement, Executive shall no longer be entitled to receive separate director fees or other compensation from the Company in his capacity as a member of the Board.

Miscellaneous Provisions:

a)	Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

b)	Complete Agreement. This Agreement (together with the Option Agreement and the agreements attached as Exhibits hereto) constitutes the complete agreement and understanding among the parties and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

c)	Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

d)	Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive, the Company and their respective heirs, successors and permitted assigns, except that Executive may not assign Executive’s rights or delegate Executive’s obligations hereunder without the prior written consent of the Company.

e)	Assignment by the Company. This Agreement shall not be assignable by the Company except to a successor of the Company (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, which successor shall be required to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

f)	Choice of Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement hereto shall be governed by, and construed in accordance with, the laws of the State of Florida, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

g)	Amendment and Waiver. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.

h)	Withholding Taxes and Section 409A. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation. It is intended, and this Agreement will be so construed, that any amounts payable under this Agreement and the Company’s and Executive’s exercise of authority or discretion hereunder shall either be exempt from or comply with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), so as not to subject Executive to the payment of interest and/or any tax penalty that may be imposed under Section 409A of the Code. If at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Code and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code). Executive acknowledges and agrees that the Company has made no representation to Executive as to the tax treatment of the compensation and benefits provided pursuant to this Agreement and that Executive is solely responsible for all taxes due with respect to such compensation and benefits.

Neil, if you will please countersign a copy of this Agreement, it will constitute the terms of your Engagement as Chairman and CEO of the Company upon the terms herein.

Sincerely,
/s/ W. Scott Hedrick
W. Scott Hedrick Lead Director

This Agreement is agreed to:

/s/ Neil R. Austrian
Neil R. Austrian

Date: May 23, 2011